EXHIBT (d)(1)(A)

JOHN HANCOCK EXCHANGE-TRADED FUND TRUST

AMENDMENT TO AMENDED AND RESTATED ADVISORY AGREEMENT

AMENDMENT made as of the 25th day of June, 2026 to the John Hancock Exchange-Traded Fund Trust Amended and Restated Advisory Agreement dated June 30, 2020 (the “Agreement”), between the John Hancock Exchange-Traded Fund Trust, a Massachusetts business trust (the “Trust”), and John Hancock Investment Management LLC, a Delaware limited liability company. In consideration of the mutual covenants contained herein, the parties agree as follows:

1.	CHANGES TO SECTION 2 “DUTIES OF THE ADVISER”

Sections 2.a. and 2.d. of the Agreement, under the heading “DUTIES OF THE ADVISER,” are hereby amended as set forth below, to allow for John Hancock Large Cap Opportunities ETF to create or organize wholly-owned subsidiaries, including subsidiaries organized outside of the United States, to facilitate its investment objective.

2.a. Subject to the general supervision of the Trustees of the Trust and the terms of this Agreement, the Adviser will at its own expense, except as noted below, select and contract with investment subadvisers (“Subadvisers”) to manage the investments and determine the composition of the assets of the Funds, including any subsidiaries; provided, that any contract with a Subadviser (a “Subadvisory Agreement”) shall be in compliance with and approved as required by the Investment Company Act of 1940, as amended (the “1940 Act”), except for such exemptions therefrom as may be granted to the Trust or the Adviser. Subject always to the direction and control of the Trustees of the Trust, the Adviser will monitor each Subadviser’s management of the Fund’s investment operations in accordance with the investment objectives and related investment policies, as set forth in the Trust’s registration statement with the Securities and Exchange Commission, of any Fund or Funds under the management of such Subadviser, and review and report to the Trustees of the Trust on the performance of such Subadviser.

2.d. With respect to any one or more of the Funds named in Appendix A, the Adviser may elect to manage the investments and determine the composition of the assets of the Funds and any subsidiary, subject to the approval of the Trustees of the Trust. In the event of such election, the Adviser, subject always to the direction and control of the Trustees of the Trust, will manage the investments and determine the composition of the assets of the Funds in accordance with the Trust’s registration statement, as amended. In fulfilling its obligations to manage the investments and reinvestments of the assets of the Funds, the Adviser: (The remainder of Section 2.d. remains unchanged.)

2.	CHANGES IN APPENDIX A

Appendix A of the Agreement, which relates to Section 4 of the Agreement, “COMPENSATION OF ADVISER,” is hereby amended and restated in its entirety as set forth in Appendix A to this Amendment, to reflect the addition of John Hancock Large Cap Opportunities ETF.

3.	EFFECTIVE DATE

This Amendment shall become effective on June 25, 2026, following approval of the Amendment by the Board of Trustees of the Trust.

4.	DEFINED TERMS

Unless otherwise defined herein, capitalized terms used herein have the meanings specified in or pursuant to the Agreement.

5.	OTHER TERMS OF THE AGREEMENT

Except as specifically amended hereby, all of the terms and conditions of the Agreement shall continue to be in full force and effect and shall be binding upon the parties in accordance with their respective terms.

(THE REMAINDER OF THIS SPACE HAS BEEN INTENTIONALLY LEFT BLANK)

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed under seal by their duly authorized officers as of the date first mentioned above.

JOHN HANCOCK INVESTMENT MANAGEMENT LLC

By:	/s/ Jay Aronowitz
Jay Aronowitz
Chief Investment Officer

JOHN HANCOCK EXCHANGE-TRADED FUND TRUST

By:	/s/ Kristie Feinberg
Kristie Feinberg
President

APPENDIX A

ADVISORY FEE SCHEDULES

The Adviser shall serve as investment adviser for each Fund of the Trust listed below. The Trust will pay the Adviser, as full compensation for all services provided under this Agreement with respect to each Fund, the fee computed separately for such Fund at an annual rate as follows (the “Adviser Fee”).

The term Aggregate Net Assets in the chart below includes the net assets of a Fund of the Trust. It also includes with respect to certain Funds as indicated in the chart the net assets of one or more other portfolios, but in each case only for the period during which the subadviser for the Fund also serves as the subadviser for the other portfolio(s) and only with respect to the net assets of such other portfolio(s) that are managed by the subadviser.

For purposes of determining Aggregate Net Assets and calculating the Adviser Fee, the net assets of the Fund and each other fund of the Trust are determined as of the close of business on the previous business day of the Trust, and the net assets of each portfolio of each other fund are determined as of the close of business on the previous business day (and to the extent not available, as of the most recent practicable day) of that fund.

The Adviser Fee for a Fund shall be based on the applicable annual fee rate for the Fund which for each day shall be equal to (i) the sum of the amounts determined by applying the annual percentage rates in the table to the applicable portions of Aggregate Net Assets divided by (ii) Aggregate Net Assets (the “Applicable Annual Fee Rate”). The Adviser Fee for each Fund shall be accrued for each calendar day, and the sum of the daily accruals shall be paid monthly to the Adviser within 30 days of the end of each calendar month. The daily fee accruals will be computed by multiplying the fraction of one over the number of calendar days in the year by the Applicable Annual Fee Rate, and multiplying this product by the net assets of the Fund. Fees shall be paid either by wire transfer or check, as directed by the Adviser.

If, with respect to any Fund, this Agreement becomes effective or terminates, or if the manner of determining the Applicable Annual Fee Rate changes, before the end of any month, the fee (if any) for the period from the effective date to the end of such month or from the beginning of such month to the date of termination or from the beginning of such month to the date of such change, as the case may be, shall be prorated according to the proportion which such period bears to the full month in which such effectiveness or termination or change occurs.

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Advisory Fee Schedules

Fund	Aggregate Net Assets Include the Net Assets of the following funds in addition to Fund	Advisory Fee of the Fund
John Hancock Core Bond ETF	N/A	0.24%
John Hancock Core Plus Bond ETF	N/A	0.31%
John Hancock Corporate Bond ETF	N/A	0.24%
John Hancock Disciplined Value International Select ETF	N/A	0.61%
John Hancock Disciplined Value Select ETF	N/A	0.52%
John Hancock Dynamic Municipal Bond ETF	N/A	0.32%
John Hancock Global Senior Loan ETF	N/A	0.54%
John Hancock Hedged Equity ETF	N/A	0.44%
John Hancock High Yield ETF	N/A	0.45%
John Hancock International High Dividend ETF	N/A	0.39%
John Hancock Large Cap Opportunities ETF	N/A	0.34%
John Hancock Mortgage-Backed Securities ETF	N/A	0.34%
John Hancock Multifactor Developed International ETF	N/A	0.35%
John Hancock Multifactor Emerging Markets ETF	N/A	0.44%
John Hancock Multifactor Large Cap ETF	N/A	0.26%
John Hancock Multifactor Mid Cap ETF	N/A	0.37%
John Hancock Multifactor Small Cap ETF	N/A	0.39%
John Hancock Preferred Income ETF	N/A	0.49%
John Hancock U.S. High Dividend ETF	N/A	0.29%

A-2

Fund	Aggregate Net Assets Include the Net Assets of the following funds in addition to Fund	First $2.5 billion of Aggregate Net Assets*	Excess Over $2.5 billion of Aggregate Net Assets*
John Hancock Fundamental All Cap Core ETF	JHF II Fundamental All Cap Core Fund and JHVIT Fundamental All Cap Core Trust	0.675%	0.650%

*	John Hancock Fundamental All Cap Core ETF will aggregate for purposes of determining management fee breakpoints.

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